UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
As previously disclosed, DryShips Inc. (the "Company") entered into a common stock purchase agreement (the "Purchase Agreement") with Kalani Investments Limited (the "Investor"), dated as of April 3, 2017, relating to the public offering by the Company of (i) up to $226.4 million of the Company's shares of common stock, par value $0.01 per share, to the Investor over a 24 month period (the "Shares") and (ii) up to an aggregate of $1.5 million of shares of the Company's common stock, par value $0.01 per share, issuable to the Investor as a commitment fee in consideration for entering into the Purchase Agreement.  Capitalized terms used herein and not otherwise defined have the meanings given in the Purchase Agreement, which was included as Exhibit 1.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission (the "SEC") on April 3, 2017.  The information herein reflects the previously announced 1-for-4, 1-for-7 and 1-for-5 reverse stock splits of the Company's common shares that became effective as of the opening of trading on April 11, 2017, May 11, 2017 and June 22, 2017, respectively.
As mutually agreed to by the Company and the Investor, the Company sold (i) 1,277,873 Shares to the Investor, pursuant to a Fixed Request Notice with a Fixed Amount Requested of $1.5 million, following a one day Pricing Period on July 10, 2017, for a Fixed Request Amount of approximately $1.11 million at a price per share of approximately $0.87 mutually agreed to by the parties, resulting in estimated net proceeds of approximately $1.01 million, after deducting estimated aggregate offering expenses; (ii) 1,899,902 Shares to the Investor, pursuant to a Fixed Request Notice with a Fixed Amount Requested of $2.0 million, following a one day Pricing Period on July 11, 2017, for a Fixed Request Amount of approximately $1.70 million at a price per share of approximately $0.89 mutually agreed to by the parties, resulting in estimated net proceeds of approximately $1.68 million, after deducting estimated aggregate offering expenses; (iii) 1,612,113 Shares to the Investor, pursuant to a Fixed Request Notice with a Fixed Amount Requested of $1.5 million, following a one day Pricing Period on July 12, 2017, for a Fixed Request Amount of approximately $1.43 million at a price per share of approximately $0.89 mutually agreed to by the parties, resulting in estimated net proceeds of approximately $1.42 million, after deducting estimated aggregate offering expenses; (iv) 1,650,000 Shares to the Investor, pursuant to a Fixed Request Notice with a Fixed Amount Requested of $1.5 million, following a one day Pricing Period on July 13, 2017, for a Fixed Request Amount of approximately $1.47 million at a price per share of approximately $0.89 mutually agreed to by the parties, resulting in estimated net proceeds of approximately $1.46 million, after deducting estimated aggregate offering expenses; and (v) 2,650,000 Shares to the Investor, pursuant to a Fixed Request Notice with a Fixed Amount Requested of $2.5 million, following a one day Pricing Period on July 14, 2017, for a Fixed Request Amount of approximately $2.48 million at a price per share of approximately $0.93 mutually agreed to by the parties, resulting in estimated net proceeds of approximately $2.45 million, after deducting estimated aggregate offering expenses.
Between the date of the Purchase Agreement, April 3, 2017, and July 14, 2017, the Company has sold an aggregate 34,314,746 Shares to the Investor at an average price of approximately $4.42 per share. The aggregate gross purchase price for these Shares was approximately $151.7 million. The Company's estimated aggregate net proceeds from the sale of these Shares is approximately $150.2 million, after deducting estimated aggregate offering expenses. Following the settlement for all of such Shares sold as of the date hereof, the Company will have a total of 35,699,267 shares of common stock outstanding. As of the date hereof, up to $74.7 million of the Shares is remaining that the Company may sell pursuant to the Purchase Agreement.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-202821 and 333-216826).

Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events, including future sales pursuant to the Purchase Agreement and the Company's financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the price and trading volume of our common stock, the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure financing for acquisitions or capital expenditures or refinancing for existing indebtedness on acceptable terms or at all, defaults or contract terminations by one or more charterers of the Company's vessels, changes in demand for drybulk, oil or liquefied petroleum gas commodities, liquefied petroleum gas, oil or offshore support services, changes in charter rates that may affect the willingness of time charterers to complete their charters or cause time charterers to seek to renegotiate charters, scheduled and unscheduled drydocking, changes in the Company's voyage and operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by the Company with the SEC, including the Company's most recently filed Annual Report on Form 20-F.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law.  If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: July 14, 2017	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
President and Chief Financial Officer